Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

BACH FINANCE LIMITED,

BACH ACQUISITIONS LIMITED

and

NORD ANGLIA EDUCATION, INC.

Dated as of April 25, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER, dated as of April 25, 2017 (this “Agreement”), among Bach Finance Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands (“Parent”), Bach Acquisition Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands and a Subsidiary of Parent (“Merger Sub”), and Nord Anglia Education, Inc., an exempted company with limited liability incorporated under the Law of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (b) authorized and approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the holders of Shares and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions;

WHEREAS, as a condition and inducement to Parent’s, Merger Sub’s and the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Premier Education Holdings Ltd (“Premier Education”) and Parent have executed and delivered a share sale and support agreement, dated as of the date hereof (the “Share Sale and Support Agreement”), providing that, among other things, (a) Premier Education will vote, or cause to be voted, all Shares beneficially owned by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (b) Premier Education will sell the PE Shares to Parent immediately prior to the Closing on the terms and subject to the conditions set forth in the Share Sale and Support Agreement; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, each Sponsor (each, a “Guarantor” and, collectively, the “Guarantors”) has executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (as may be supplemented or amended from time to time in accordance with this Agreement, each, a “Guarantee” and, collectively, the “Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01.         The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law (2016 Revision) of the Cayman Islands (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) under the Law of the Cayman Islands and become a wholly-owned subsidiary of Parent.

Section 1.02.         Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) on a Business Day at the offices of Weil, Gotshal & Manges LLP, 29/F, Alexandra House, 18 Chater Road, Central, Hong Kong as soon as practicable, but in any event no later than the tenth (10th) Business Day following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions at the Closing) shall be satisfied or, if permissible, waived in accordance with this Agreement; provided, that in no event shall Parent or Merger Sub be obligated to consummate the Closing until the third (3rd) Business Day following the final day of the Marketing Period. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”. By mutual agreement of Parent and the Company, the Closing may take place remotely by conference call and electronic exchange of documents and signatures.

Section 1.03.         Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by the CICL. The Merger shall become effective on the date specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04.         Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05.         Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association adopted by the Surviving Company shall be in the form provided at Appendix II to the Plan of Merger (until thereafter amended as provided by Law), which shall be substantially in the same form as the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time, subject to certain differences, including that at the Effective Time (a) Article I of the memorandum of association of the Surviving Company shall read as follows: “The name of the Company is “Nord Anglia Education, Inc.,” (b) the articles of association of the Surviving Company shall refer to the name of the Surviving Company as “Nord Anglia Education, Inc.” and (c) references therein to the authorized share capital of Merger Sub shall be amended to refer to the authorized share capital of the Surviving Company as approved in the Plan of Merger, if necessary.

Section 1.06.         Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent and notified in writing to the Company prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01.         Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)           each ordinary share, par value US$0.01 per share, of the Company (each, a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Company RSs) shall be cancelled in exchange for the right to receive US$32.50 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)           each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled without payment of any consideration or distribution therefor;

(c)           each of the Dissenting Shares shall be cancelled in accordance with Section 2.03 and thereafter the holders of such Shares immediately before such cancellation shall have only the right to receive the applicable payments set forth in Section 2.03;

(d)           all of the Shares issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of members of the Company shall be amended accordingly; and

(e)           each Class A ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable Class A ordinary share of the Surviving Company. Each Class B ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable Class B ordinary share of the Surviving Company. Such Class A ordinary shares and Class B ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02.         Share Incentive Plan; Outstanding Company Options, Company RSs and Company RSUs.

(a)           No later than five (5) Business Days prior to the Effective Time, the Company shall procure that the Company Board and/or the Administrator of the Share Incentive Plan, exercises any discretion enjoyed by the Administrator under the Share Incentive Plan, and makes any necessary determinations under the Share Incentive Plan, to effect that, as of the Effective Time, (i) the vested Company Options, Company RSUs and Company RSs that are outstanding as of the Effective Time shall be converted into a right to receive cash payments equal to the product obtained by multiplying (A) the aggregate number of Shares subject to the applicable vested Award by (B) the Per Share Merger Consideration (net of exercise price for each Company Option, but not below zero) and (ii) with respect to unvested Awards as of the Effective Time (the “Unvested Awards”) (A) fifty percent (50%) of the Unvested Awards shall be converted into a right to receive cash payments equal to the product obtained by multiplying (1) the aggregate number of Shares subject to the Award by (2) the Per Share Merger Consideration (net of exercise price for each Company Option, but not below zero) in accordance with, and subject to the conditions in, paragraph (b) below (each a “Vesting Award”), and, subject to Section 2.02(c) below, (B) fifty percent (50%) of the Unvested Awards shall be amended so as to cease to confer any rights to receive Shares but instead shall confer rights to receive Class A ordinary shares in Bach Manco Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands and an indirect majority shareholder of Parent (“Bach Manco”), which, with respect to Company RSs and Company RSUs, will have a value equal to the product obtained by multiplying (1) the aggregate number of Shares subject to the Award by (2) the Per Share Merger Consideration and which, with respect to Company Options, will be amended and converted in accordance with Section 2.02(c), and such Award shall be subject to the same forfeiture, lapsing and vesting conditions as were in effect on the date hereof, in each case in accordance with, and subject to the conditions in paragraph (b) (each a “Rollover Award”); provided, that with respect to Awards held by non-employee members of the Company Board, the term “fifty percent (50%)” in clause (ii)(A) of this Section 2.02(a) shall be deemed to be replaced with the term “one-hundred percent (100%),” and clause (ii)(B) of this

Section 2.02(a) shall be inapplicable; provided, further, that with respect to each holder of Unvested Awards, the allocation of any such Unvested Awards, as between Vesting Awards or Rollover Awards, shall be applied pro rata as to each tranche or grant of unvested Awards based upon date of grant as of the Effective Time.

(b)           As soon as reasonably practicable following the date of this Agreement, the Company shall give effect to the Company Board’s and/or the Administrator’s determination under paragraph (a) by giving a written notice (each notice a “Conditional Vesting Notice”) to each person who holds an Award as at the date of this Agreement (each person an “Award Holder”) which states: (i) in respect of any Awards that are Vesting Awards, the number of Vesting Awards that, conditional on Closing, shall vest prior to the Effective Time, (ii) subject to Section 2.02(c), in respect of any Awards that are Rollover Awards, that the Rollover Awards shall, subject to Closing, be amended so as to cease to confer any rights to receive Shares but shall confer rights to receive Class A ordinary shares of Bach Manco of value equal to the product obtained by multiplying (A) the aggregate number of Shares subject to the Award by (B) the Per Share Merger Consideration, and such Award shall be subject to the same exercise, vesting and forfeiture conditions as applied to those Awards as at the date of this Agreement. For the avoidance of doubt, the Conditional Vesting Notice issued by the Company in respect of any Awards that are to be converted to Rollover Awards shall also contain a statement stipulating that all other pre-existing terms and conditions governing the Awards set out in the Share Incentive Plan and the Award Agreement shall apply to the Rollover Awards to be acquired by the Award Holder following Closing. To the extent necessary, the Company will obtain the consent of the Award holders to effectuate the treatment set forth in this Section 2.02.

(c)           With respect to any Company Options that are Rollover Awards, the amendment and conversion of Company Options to options in respect of Class A ordinary shares of Bach Manco will be conducted as follows: at the Effective Time, each Company Option outstanding immediately prior to the Effective Time that will be a Rollover Award will be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Option, the number of shares of Class A ordinary shares of Bach Manco (rounded down to the nearest whole share), determined by multiplying the number of Shares subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per share of Class A ordinary shares of Bach Manco (rounded up to the nearest whole cent) equal to (i) the exercise price per Share of such Company Option divided by (ii) the Exchange Ratio. The adjustments provided in this Section 2.02(c) with respect to Company Options, whether or not such Company Options are “incentive stock options” (as defined in Section 422 of the Code), are intended to be effected in a manner that is consistent with Sections 409A and 424(a) of the Code. For purposes of this Section 2.02, “Exchange Ratio” means a fraction, (i) the numerator of which is the Per Share Merger Consideration and (ii) the denominator of which is the fair market value per share of Class A ordinary shares of Bach Manco as of the Effective Time, as determined by the parties hereto reasonably and in good faith immediately prior to the Effective Time.

(d)           Payments made to employees of the Surviving Company in respect of the Awards pursuant to this Section 2.02 shall be made by or on behalf of the Surviving Company to the applicable holders thereof through its payroll system in accordance with its normal payroll procedures within ten (10) days following the Effective Time, and, to the extent applicable, the Surviving Company shall make or cause to be made appropriate arrangements to provide for payment to non-employee holders of Awards. Any amounts payable under this Section 2.02 shall be reduced by the value of any income or employment Tax withholding required under the Code or any provision of state, local or foreign Tax law.

Section 2.03.         Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)           For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon not be deemed to be Dissenting Shares and shall be and be deemed to have been cancelled and ceased to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL, in each case promptly after any such additional amount is ascertained.

(c)           The Company shall give Parent (i) prompt notice of any notices of objection, notices of approval, notices of dissent, demands for appraisal, demands for fair value or written offers under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands or offers and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or fair value rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)           In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall promptly serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, on such shareholders pursuant to section 238(4) of the CICL as soon as reasonably practical within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04.         Exchange of Share Certificates, etc.

(a)           Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time or, in the case of payments pursuant to Section 2.03(b), promptly after being ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)           Payment Procedures.

(i)            As promptly as practicable after the Effective Time (and in any event within five (5) Business Days in the case of registered holders of the Shares), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or Shares of registered shareholders for which there are no Share Certificates (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required by Surviving Company to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(ii)           As promptly as practicable after the Effective Time (and in any event within two (2) Business Days), Parent shall transmit, or cause to be transmitted, to an account of the Surviving Company designated by the Surviving Company, by wire transfer in immediately available funds, an amount in U.S. dollars sufficient for the Surviving Company to make all payments required to be made pursuant to Section 2.02.

(c)           Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)           Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details. A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company, or, if applicable, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (A) has been sent to such person and has been returned undelivered or has not been cashed, or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(e)           Adjustments to Merger Consideration. The Per Share Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares, Company Options, Company RSs and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f)            Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Parent; provided, that (i) Parent shall not direct the Paying Agent to make any such investments that are speculative in nature, and (ii) no such investment or losses shall affect the amounts payable to such holders, and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.04(b), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a).

(h)           No Liability. None of the Paying Agent, Premier Education, the Sponsors, Parent or the Surviving Company shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)            Withholding Rights. Notwithstanding anything herein to the contrary, each of Parent, Merger Sub, the Surviving Company and the Paying Agent (and any other person that has a payment obligation pursuant to this Agreement) shall only be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Company RSs or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law and that are either (i) compensatory-related withholding with respect to certain payments made to holders of Company Options, Company RSs or Company RSUs or (ii) U.S. federal backup withholding to a payee that does not provide the required documentation with respect to its U.S. tax status. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Company or the Paying Agent (or such other person), as the case may be, and paid to the applicable Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Options, Company RSs or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Company or the Paying Agent (or such other person), as the case may be. In the event that Parent, Merger Sub, the Surviving Company, or the Payment Agent (or such other person) determines that any such permitted deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, the parties hereto shall consult with each other in good faith regarding such determination and cooperate to reduce such potential withholding, including through accepting any relevant forms establishing an entitlement to reduced withholding.

Section 2.05.         No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled and/or exchanged as provided under this Article II.

Section 2.06.         Agreement of Fair Value.

Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents not less than the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify only the section or subsection of this Agreement to which it corresponds in number and such other sections or subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also applies to or qualifies such other sections or subsections) or (b) the Company SEC Reports filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Reports filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01.         Organization, Good Standing and Qualification.

(a)           The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of the Material Subsidiaries. Each of the Material Subsidiaries is a legal entity duly organized or formed and validly existing under the Laws of the jurisdiction of its organization or formation and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in all material respects under the Laws of the jurisdiction of its organization or formation. Each Material Subsidiary has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Material Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each case, in all material respects, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary.

(b)           Section 3.01(b) of the Company Disclosure Schedule contains a structure chart that depicts or otherwise lists each Group Company and each other entity in which a Group Company owns or otherwise holds any equity interest as of the date hereof, together with (i) the jurisdiction of organization or formation of each such Group Company or other entity, (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Group Company or other entity owned or otherwise held by the applicable Group Company and (iii) the other shareholder(s) of such Group Company or other entity. As of the date hereof, except as set forth in Section 3.01(b) of the Company Disclosure Schedule there are no other corporations, companies, partnerships or other entities in which a Group Company controls, owns, of record or beneficially, or otherwise holds any direct or indirect Equity Securities or other equity interest.

Section 3.02.         Memorandum and Articles of Association.

The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Material Subsidiary. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. No Material Subsidiary is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03.         Capitalization.

(a)           The authorized share capital of the Company is US$20,000,000 divided into 2,000,000,000 Shares, par value US$0.01 per share. As of the date of this Agreement, (i) 104,174,605 Shares are issued and outstanding (which number includes zero (0) Company RSs), all of which have been duly authorized and are validly issued, fully paid and non-assessable, and (ii) 9,800,000 Shares are reserved for issuance pursuant to Awards under the Share Incentive Plan, of which 5,673,431 Shares remain available for future issuance (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)). Each Company Option, Company RS and Company RSU was granted in accordance with all applicable Law and all terms and conditions of the Share Incentive Plan and in compliance with the rules and regulations of the NYSE. All Shares subject to issuance as aforesaid, upon the vesting and/or settlement and issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)           Except for the Company Options, Company RSs and Company RSUs referred to in Section 3.03(a) or as otherwise set forth in Section 3.03(b), Section 3.03(c), Section 3.03(d) and Section 3.03(e), in each case, of the Company Disclosure Schedule, as of the date of this Agreement, (i) there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, dividend equivalents, phantom stock units or similar derivative rights, performance units, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character, deferred or otherwise, issued by the Company or any Material Subsidiary relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding, (ii) there are no outstanding contractual obligations of the Company or any Material Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company and (iii) the Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c)           Section 3.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the number of Shares subject to such Company Option; (ii) the exercise or purchase price of such Company Option; (iii) the date on which such Company Option was granted; and (iv) the date on which such Company Option expires. The grant of each such outstanding Company Option was properly approved in compliance with the terms of the Share Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option as a result of the Transactions.

(d)           Section 3.03(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company RS outstanding as of the date of this Agreement: (i) the number of Shares subject to such Company RS; and (ii) the date on which such Company RS expires. The grant of each such outstanding Company RS was properly approved in compliance with the terms of the Share Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(d) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company RS as a result of the Transactions.

(e)           Section 3.03(e) of the Company Disclosure Schedule sets forth the following information with respect to each Company RSU outstanding as of the date of this Agreement: (i) the number of Shares subject to such Company RSU; and (ii) the date on which such Company RSU expires. The grant of each such outstanding Company RSU was properly approved in compliance with the terms of the Share Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(e) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company RSU as a result of the Transactions.

(f)            All Shares subject to issuance upon due exercise of a Company Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Share Incentive Plan pursuant to which the Company has granted the Company Options, Company RSs and Company RSUs that are currently outstanding, (ii) the form of award agreement evidencing such Company Options, Company RSs and Company RSUs and (iii) award agreements evidencing such Company Options, Company RSs and Company RSUs with terms that are materially different from those set forth in the form of award agreement.

(g)           The outstanding share capital or registered capital, as the case may be, of the Company and each Material Subsidiary is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of the Company and each Material Subsidiary and such other entities listed in Section 3.01(b) of the Company Disclosure Schedule that is owned by any Material Subsidiary is owned by such Material Subsidiary free and clear of all Liens. Such Material Subsidiary has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable constitutional documents) to receive dividends and distributions on, all such equity securities.

(h)           The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such share capital or registered capital, as the case may be. Except as otherwise provided in this Agreement, there are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

(i)            For the three-month period ended November 30, 2016, the Material Subsidiaries, collectively, represented no less than ninety-five percent (95%) of the consolidated revenues of the Group Companies for such period. The Material Subsidiaries collectively hold all assets (including all Company Schools), liabilities or other interests that are material to the Company Group, taken as a whole.

Section 3.04.         Authority Relative to This Agreement.

(a)           The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including to consummate the Transactions (subject, as applicable, to receipt of the Requisite Company Vote). The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar

Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)           As of the date hereof, the Special Committee comprises two members of the Company Board, each of whom qualifies as an “independent director” (as such term is defined in Section 303A of the New York Stock Exchange Listed Company Manual). The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and to consummate the Transactions, including the Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger; (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the holders of Shares (the “Company Recommendation”) and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted for approval by the shareholders of the Company at the Shareholders’ Meeting; (iv) approved subject to receipt of a duly executed share transfer in customary form reflecting such transfer (A) the transfer of the PE Shares to Parent or its nominee (as Parent may direct), and (B) the updating of the register of members of the Company to reflect Parent or its nominee as the sole holder of the PE Shares, in accordance with the terms of the Share Sale and Support Agreement; (v) taken all such actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including the Merger; and (vi) approved the election to the Board of the individuals who will serve as directors of the Surviving Corporation, effective as of immediately prior to the Effective Time.

Section 3.05.         No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate (x) the memorandum and articles of association of the Company or (y) any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound or any Material Company Permit, except, with respect to clauses (i)(y), (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse

Effect (without regard to the exclusion set forth in clause (F) of the definition of “Company Material Adverse Effect”) or prevent or materially impair or delay, or be reasonably expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

(b)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (the “NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) for the consents, approvals, authorizations or permits of, or filings with or notifications to, Governmental Authorities, as set forth in Section 3.05(b) of the Company Disclosure Schedule and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect (without regard to the exclusion set forth in clause (F) of the definition of “Company Material Adverse Effect”) or prevent or materially impair or delay, or be reasonably expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

Section 3.06.         Permits; Compliance with Laws.

(a)           Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”), except where the failure to be in possession of such Material Company Permits would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect. No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. All such Material Company Permits are valid and in full force and effect, except where the failure of such Material Company Permit to be valid or in full force and effect would not materially and adversely affect such Group Company’s business as it is being conducted as of the date hereof. Each Group Company is in compliance with the terms of the Material Company Permits, except where the failure to be in compliance would not materially and adversely affect such Group Company’s business as it is being conducted as of the date hereof. Without limiting the generality of the foregoing, all permits, licenses, approvals, filings and registrations and other requisite formalities with

Governmental Authorities in the People’s Republic of China (the “PRC”) that are material to the Group Companies, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including but not limited to the approval and registrations with the State Administration for Industry and Commerce, the Ministry of Commerce, the National Development and Reform Commission, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in all material respects in accordance with applicable Laws of the PRC. For any business carried out by any Group Company in the PRC, such Group Company has not violated in any material respect any Laws of the PRC that imposes any prohibition or restriction on foreign investment. Each Group Company that is organized in the PRC has complied with all applicable Laws of the PRC regarding the contribution and payment of its registered capital.

(b)           No Group Company is or, since August 31, 2014 has been, in default, breach or violation of any Law applicable to it (including (i) any Law applicable to its business, (ii) any Tax Law and (iii) any Law related to the collection, use and protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected, in each case, except for any such default, breach or violation that would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect. No Group Company has received any written notice or communication of any non-compliance with any applicable Law that has not been cured, except for any such non-compliance that would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect.

(c)           No Group Company nor, to the knowledge of the Company, any directors, officers, employees, accountants, consultants and financial and legal advisors of the Company acting on behalf of a Group Company (collectively, “Company Representative”) has violated any Anticorruption Laws, nor has any Group Company or, to the knowledge of the Company, any Company Representative acting on behalf of a Group Company offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official or to any person under circumstances where a Group Company or any such Company Representative knew that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(i)            for the purpose of: (A) influencing or affecting any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (C) securing any improper advantage; (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority; or (E) assisting a Group Company or Company Representative acting on behalf of a Group Company in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative acting on behalf of a Group Company; or

(ii)           in a manner that would reasonably be expected to constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks, other unlawful or improper means of obtaining any improper advantage, or would otherwise violate any Anticorruption Law.

(d)           No Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance by any Group Company or, to the knowledge of the Company, any Company Representative, with any Anticorruption Law. No Group Company or, to the knowledge of the Company, any Company Representative has received any notice, request or citation for any actual or potential noncompliance with any Anticorruption Law.

(e)           No Group Company nor any Subsidiary of a Group Company nor, to the knowledge of the Company, any Company Representative, is or has been (i) identified on any sanctions-related list of restricted or blocked persons, including the list of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the Consolidated List of Financial Sanctions Targets maintained by Her Majesty’s Treasury of the United Kingdom, and the Consolidated List of Persons, Groups, and Entities Subject to EU Sanctions; (ii) organized, resident, or located in any country that is itself the subject of U.S. or applicable non-U.S. economic sanctions; or (iii) owned or controlled by any persons described in clause (i) or (ii).

(f)            The Group Companies and, to the knowledge of the Company, the Company Representatives, are and have been in compliance with applicable Laws relating to economic or financial sanctions (including those administered by OFAC, Her Majesty’s Treasury of the United Kingdom, the European Union, or any EU member state).

Section 3.07.         SEC Filings; Financial Statements.

(a)           The Company has timely filed or otherwise furnished (as applicable) all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2014 (collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable). As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports.

(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with International Financial Reporting Standards (“IFRS”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material and the exclusion of certain notes described therein), in each case in accordance with IFRS except as may be noted therein.

(c)           Except as and to the extent set forth on the audited annual report of the Group Companies on Form 20-F filed with the SEC on November 29, 2016, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required by IFRS to be reflected on a consolidated balance sheet of the Group Company, except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since August 31, 2016, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) that would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect.

(d)           The Company has made available to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(e)           The Company has timely filed and made available to Parent all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or Rule 15d-15 under the Exchange Act) reasonably designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents, and to provide reasonable assurance regarding the reliability of financial reporting and the financial statements for external purposes in accordance with IFRS. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Except as disclosed in the Company’s most recently filed annual report under the Exchange Act, neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is, and since August 31, 2014, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, except for such changes as were contemplated in the Company’s most recently filed annual report under the Exchange Act. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f)            Except as disclosed in the Company’s most recently filed annual report under the Exchange Act, the Group Companies maintain a system of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)           The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NYSE).

(h)           There are no unconsolidated Subsidiaries of the Company or any material off-balance sheet arrangements of any type with respect to any Group Company that have not been described in the Company SEC Reports and no Group Company has any obligation to enter into any such arrangements.

Section 3.08.         Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) shall not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09.         Absence of Certain Changes or Events.

Since August 31, 2016, except as expressly contemplated by this Agreement, each Group Company has conducted business in all material respects in the ordinary course, and without limiting the generality of the foregoing, except as set forth in Section 3.09 of the Company Disclosure Schedule, there has not been (a) any Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of any Group Company’s Equity Securities, except for any dividend or distribution by a Group Company to another Group Company; (c) any redemption, repurchase or other acquisition of any Equity Securities of any Group Company by a Group Company (other than repurchase of Shares to satisfy obligations under the Share Incentive Plan or other similar plans or arrangements including the withholding of Shares in connection with the exercise of Company Options in accordance with the terms and conditions of such Company Options); (d) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto; or (e) any material Tax election made by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries, other than in the ordinary course of business.

Section 3.10.         Absence of Litigation.

There is no litigation, hearing, suit, claim, action, proceeding or, to the knowledge of the Company, investigation (any litigation, hearing, suit, claim, action, proceeding or investigation, an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority that (i) would, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, or (ii) has enjoined, restrained, prevented, materially delayed or materially impeded, or seeks to, or would reasonably be expected to, enjoin, restrain, prevent, materially delay or materially impede, the consummation of the Merger or the other Transactions or the performance by the Company of its obligations under this Agreement. No Group Company, nor any share, security, equity interest, or property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect.

Section 3.11.         Labor and Employment Matters.

(a)           Except as set forth on Section 3.11(a) of the Company Disclosure Schedule, (i) no Group Company is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union contract applicable to employees of any Group Company, and to the knowledge of the Company, there are no ongoing union organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of any Group Company, (ii) there are no material unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Group

Company before any Governmental Authority, and (iii) there is no organized strike, slowdown, work stoppage or lockout, or similar material labor dispute currently underway or, to the knowledge of the Company, threatened, by or with respect to any employee of any Group Company.

(b)           Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, each Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority, and (ii) to the knowledge of the Company, does not have any material liability, taxes or penalties for failure to pay wages that have come due and payable under applicable Law or any Social Security Benefits. There is no claim with respect to payment of wages, salary or overtime pay that is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company that would, individually or in the aggregate, reasonably be expected to result in a material liability to the Company. There is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the knowledge of the Company, threatened with respect to any Group Company that would, individually or in the aggregate, reasonably be expected to result in a material liability to the Company. There is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which is now pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority in any jurisdiction in which any Group Company currently employs any person that would, individually or in the aggregate, reasonably be expected to result in a material liability to any Group Company.

(c)           The Company has made available to Parent true and complete copies of each Company Employee Plan and each Company Employee Agreement that, in each case, is required to be included in the Company SEC Reports.

(d)           Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, (i) each Company Employee Plan is and has at all times been operated and administered in compliance with the provisions thereof and all applicable legal requirements in all respects, (ii) each contribution or other payment that is required to have been accrued or made under or with respect to any Company Employee Plan has been duly accrued and made on a timely basis and (iii) there are no claims (other than for benefits incurred in the ordinary course) or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

(e)           Except as contemplated otherwise under this Agreement, no Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement, or the consummation of the Transactions (whether alone or in connection with any subsequent event(s), such as a termination of employment), will entitle any current or former director, officer, employee or consultant of any

Group Company to (i) material compensation or benefits (including any severance payment or benefit) or any material increase in compensation or benefits upon any termination of employment on or after the date of this Agreement, or (ii) accelerate the time of payment or vesting or result in any payment or funding of material compensation or benefits under, materially increase the amount payable pursuant to, any of the Company Employee Plans or Company Employee Agreements.

Section 3.12.         Real Property; Title to Assets.

(a)           Section 3.12(a) of the Company Disclosure Schedule sets forth the address of each Leased Real Property subject to a Material Lease as of the date hereof, and a true and complete list of all Material Leases (including the date and name of the parties to such Material Lease). The Company has delivered or otherwise made available to Parent a true and complete copy of each such Material Lease, and in the case of any oral Material Lease, a written summary of the material terms of such Material Lease. Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, with respect to each of the Material Leases: (i) such Material Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception; (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Material Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Material Lease; and (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Material Lease is in breach or default under such Material Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Material Lease.

(b)           The Leased Real Property identified in Section 3.12(a) of the Company Disclosure Schedule comprise all of the material real property used by the Group Companies in the business of the Group Companies as of the date hereof. No Group Company owns any real property.

(c)           To the knowledge of the Company and except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Group Companies and (ii) there are no structural deficiencies or latent defects materially affecting the intended use or function of the Improvements.

(d)           Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets necessary to conduct their respective businesses as currently conducted (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except Permitted Encumbrances.

Section 3.13.         Intellectual Property.

(a)           The Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual

Property”), solely with respect to Company Intellectual Property owned by the Company and its Subsidiaries, free and clear of all Liens (other than Permitted Encumbrances), except where the failure to own or have such rights would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect.

(b)           Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, during the past twenty-four (24) months, written notice of any claim against the Company or any of its Subsidiaries (i) that it, or the business or activities conducted by it (including the commercialization and exploitation of its products and services by the Company and its Subsidiaries), is infringing, diluting, misappropriating (or results from the misappropriation of), or violating or has infringed, diluted, misappropriated (or resulted from the misappropriation of) or violated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property to the Company or any of its Subsidiaries, or (ii) challenging the ownership or use by the Company of any of its Subsidiaries of, or validity or enforceability of any Company Intellectual Property. Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the business or activities conducted by the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services by the Company and its Subsidiaries) infringes, dilutes, misappropriates (or results from the misappropriation of) or violates or has infringed, diluted, misappropriated (or resulted from the misappropriation of) or violated any Intellectual Property rights of any person during the past twenty-four (24) months. To the knowledge of the Company, no person (including current and former officers, employees, consultants and contractors of any Group Company) is currently infringing, diluting, misappropriating or violating any material Intellectual Property owned by the Company or any Subsidiary of the Company.

(c)           There are no pending or, to the knowledge of the Company, threatened Actions by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the material Company Intellectual Property.

(d)           The Company and each Subsidiary of the Company own all right, title and interest in and to all material Intellectual Property created or developed by, exclusively for or under the direction or supervision of the Company or such Subsidiary of the Company.

(e)           The Company and its Subsidiaries have taken reasonably necessary actions to (i) maintain and protect each material item of Intellectual Property that they own, and (ii) protect the confidentiality and value of their material trade secrets and other material know-how. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions materially identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

(f)            Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, the Company and each of its Subsidiaries have complied with all applicable Law regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including federal, national, state, provincial, local or foreign laws or regulations regarding (i) data privacy and information security, (ii) data breach notification (as applicable), and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data. The Company and each of its Subsidiaries have in place, and take steps reasonably designed to assure material compliance with such, privacy security policies and procedures. The Company and each of its Subsidiaries is and has been in compliance with its contractual obligations and privacy policies pertaining to personally identifiable information.

Section 3.14.         Taxes.

(a)           Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, each Group Company has duly filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings, and all such Tax returns are true, accurate and complete in all respects. As of the date hereof, no taxing authority is now asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes. Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, each Group Company has properly and duly withheld, collected and deposited all Taxes that are in the Company’s reasonable judgment required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(b)           Each PRC Group Company has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any PRC Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects. As of the date hereof, no PRC Group Company has received any written notice with respect to the suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates, nor, to the knowledge of the Company, is any such action threatened.

Section 3.15.         No Secured Creditors.

The Company does not have any secured creditors holding a fixed or floating security interest.

Section 3.16.         Material Contracts.

(a)           Subsections (i) through (xix) of Section 3.16(a) of the Company Disclosure Schedule set forth an accurate and complete list of all of the following types of Contracts to which any Group Company is a party as of the date of this Agreement, excluding in each case, Contracts under which such Group Company has no outstanding rights or obligations (such Contracts as are required to be listed in Section 3.16(a) of the Company Disclosure Schedule being the “Material Contracts”), and, other than this Agreement, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.16(a) of the Company Disclosure Schedule:

(i)            any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)           any Contract relating to the operation, management or control by any Third Party of any Material Subsidiary of the Company or any other partnership, joint venture, strategic collaboration or business cooperation, or similar arrangement entered into by a Material Subsidiary;

(iii)          any Contract (other than a Contract between or among the Company or any of its Subsidiaries) involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person or any Contract relating to the making of any such loan, advance or investment of more than $3,000,000;

(iv)          any Contract (other than a Contract between or among the Company or any of its Subsidiaries) involving Indebtedness of the Company or any of its Subsidiaries of more than $3,000,000;

(v)           any Contract (including so called take-or-pay or keep-well agreements) under which any person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of the Company or any of its Subsidiaries of more than $3,000,000;

(vi)          any Contract granting or evidencing a Lien on any properties or assets of the Company or any of its Subsidiaries with a value of more than $3,000,000, other than a Permitted Encumbrances;

(vii)         any Contract under which the Company or any of its Subsidiaries has any obligations that have not been satisfied or performed (other than indemnification and confidentiality obligations) relating to the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$3,000,000 (by merger, purchase or sale of assets or stock or otherwise);

(viii)        any Contracts involving any resolution or settlement of any Action with an amount in controversy greater than $1,000,000;

(ix)          any Material Lease;

(x)           any Contract involving a standstill or similar arrangement that would materially and adversely affect the business of the Group Companies;

(xi)          any Contract involving the performance of services for, or delivery of goods or materials to, the Company or any of its Subsidiaries during the twelve (12) month period immediately prior to the date hereof of an amount or value in excess of US$3,000,000, other than any Contract that is a Company Employee Plan or Company Employee Agreement;

(xii)         any Contract for the employment by the Company or any of its Subsidiaries of any officer, individual employee or other person whose annual base salary exceeds US$300,000 (each, a “Qualified Person”) (on a full-time or consulting basis) or any severance agreements with any such Qualified Person;

(xiii)        any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business, other than any such Contract that does not and would not reasonably be expected to materially and adversely affect the business of the Group Companies, taken as a whole;

(xiv)        any Contract (other than Contracts granting Company Options, Company RSs or Company RSUs) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, including the Merger, where (A) such Contract requires any payment in excess of US$3,000,000 to be made by the Company or any of its Subsidiaries in any calendar year or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of US$3,000,000 in any calendar year;

(xv)         any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries, in each case that would materially affect the business or operations of the Group Companies, taken as a whole;

(xvi)        any Contract providing for (A) a license, covenant not to sue or other right granted by any Third Party under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any Third Party under any Intellectual Property, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property, in each case of (A) through (D), other than agreements for off-the-shelf Software and such Contracts that involve payments of less than US$3,000,000 annually and are not material to the business of the Company and its Subsidiaries, taken as a whole, and in each case of (C) and (D), other than Contracts entered into by the Company and its Subsidiaries in the ordinary course of business;

(xvii)       any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its

Subsidiaries), on the other hand, that involves payments of more than US$3,000,000 in any one year;

(xviii)                 any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (including those that would be required to be disclosed if the Form 20-F were filed as of the date hereof); or

(xix)                       any other Contract which, if terminated, could reasonably be expected to result in a Company Material Adverse Effect.

(b)                                 Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception; (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) to the knowledge of the Company, no person intends to terminate any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto, not filed as exhibits to the Company SEC Reports.

Section 3.17.                          Environmental Matters.

Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, (a) each Group Company is in compliance with all applicable Environmental Law and possesses all permits, licenses and other authorizations currently required for its establishment and operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, (b) no property currently or, to the Company’s knowledge, formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other corrective action by any Group Company pursuant to any Environmental Law, (c) no Group Company has received any written notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law that remains unresolved, and (d) no Group Company is subject to any order, decree, settlement agreement or similar written agreement, or injunction with any Governmental Authority concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.18.                          Insurance.

Except as would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, (a) the Group Companies maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in compliance with applicable Law and in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies in the jurisdictions in which the Group Companies operate (taking into account the cost and availability of such insurance in such jurisdictions, as applicable); (b) no notice of cancellation or modification has been received by any Group Company with respect to any such insurance policy, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder, and (c) none of the Group Companies have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

Section 3.19.                          Education Regulatory Matters.

Since August 31, 2014, each Group Company and each Company School has maintained all Educational Approvals from Educational Agencies necessary for the conduct of its business and operations as conducted during the applicable time, including with respect to offering all of its educational programs and operating at all of its locations, except where the failure to maintain such Educational Approvals would not, individually or in aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect. The operations of each Group Company and each Company School have been conducted in compliance with all applicable Laws, except to the extent that failure to comply would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect. No Group Company or Company School has received notice that any of its Educational Approvals will not be renewed, except to the extent that receipt of such notice or the failure to receive such renewal would not, individually or in aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect. Except to the extent that it would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect, there are no proceedings pending to revoke, withdraw, suspend, limit, condition, restrict, place on reporting or place on probation any Educational Approval of any Group Company or any Company School, or to require any Group Company or any Company School to show cause why any Educational Approval should not be revoked. The Company has made available to Parent (x) true and complete copies of all global written policies and procedures and has described or provided summaries of all other global policies and procedures relevant to the protection of the health and safety of students enrolled at any schools owned or operated by any Group Company and (y) descriptions of any incidents and investigations of which the Company has knowledge, that took place since January 1, 2010 involving student health and safety at any schools owned or operated by any Group Company currently and at the time such incident or investigation occurred that could reasonably be expected to materially and adversely affect the business or reputation of the Group Companies, taken as a whole. To the Company’s knowledge, each Group Company is in material compliance with such policies and procedures.

Section 3.20.                          Interested Party Transactions.

None of the directors or executive officers of the Company (i) has, directly or indirectly, a material economic interest in any person that (A) furnishes or sells material services or products that any Group Company furnishes or sells, or proposes to furnish or sell, or (B) is otherwise engaged in business that directly competes with that of any Group Company; (ii) has, directly or indirectly, a material economic interest in any person that purchases from or sells or furnishes to any Group Company any goods or services; (iii) has, directly or indirectly, a material beneficial interest in any Contract disclosed in Section 3.16(a) of the Company Disclosure Schedule other than those Contract to which such director or officer is expressly a party; (iv) has, directly or indirectly, any material contractual or other arrangement with any Group Company (other than employment relationship or serving as a director); (v) has during the last twelve months received any material payment or other material benefit from any Group Company (except for payments and benefits received in connection with such person’s employment or serving as a director); or (vi) advanced or owed any material amount to any Group Company; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a person shall not be deemed a “material economic interest in any person” for purposes of this Section 3.20.

Section 3.21.                          Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.22.                          Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.23.                          Opinion of Financial Advisor.

The Special Committee has received from Houlihan Lokey Capital, Inc. (the “Financial Advisor”) its written opinion (or an oral opinion to be confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters considered in connection with the preparation of such opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the holders of Excluded Shares as defined therein) is fair, from a financial point of view, to such holders, a copy of which written opinion will be delivered to Parent promptly after the execution of this Agreement solely for informational purposes.

Section 3.24.                          No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any

Group Company or with respect to any other information provided to Parent or Merger Sub or any of their respective Representatives in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01.                          Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02.                          Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03.                          No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in (b) have been obtained and all filings and obligations described in (b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of the NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) for the Requisite Regulatory Approvals.

(c)                                  Except as contemplated under the Financing Documents, Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04.                          Capitalization.

(a)                                 As of the date of this Agreement, the authorized share capital of Parent consists solely of 50,000 ordinary shares, par value US$1.00 per share. At or prior to the Effective Time, Parent may increase or change its authorized share capital, including to create different classes of ordinary shares. As of the date of this Agreement, all of the issued and outstanding share capital of Parent is duly authorized, validly issued, fully paid and non-assessable, and is and at the Effective Time will be, owned by Bach Holdings Limited (“Holdco”), Affiliates of Holdco and Affiliates of Baring. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Financing Documents and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)                                 As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value US$1.00 per share, all of which are validly issued, outstanding, fully paid and non-assessable. At or prior to the Effective Time, Merger Sub may increase or change its authorized share capital, including to create different classes of ordinary shares, all of which will be validly issued, outstanding, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent and Affiliates of Baring. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05.                          Available Funds and Financing.

(a)                                 Parent has delivered to the Company true, accurate and complete copies of (i) certain executed commitment letters from the financial institutions named therein (as the same may be amended, supplemented, waived, modified or replaced pursuant to Section 6.07, collectively, the “Debt Commitment Letters”) and related fee letters (as the same may be amended, supplemented, waived, modified or replaced, pursuant to Section 6.07, collectively, the “Fee Letters”) which copy of any Fee Letter may be redacted to remove only the fees, economic terms and “market flex” terms (including economic flex terms) so long such redacted information does not adversely affect the conditionality, availability or aggregate principal amount of the Debt Financing on the Closing Date, confirming their respective commitments, subject to the terms and conditions thereof, to provide or cause to be provided the respective debt amounts set forth therein in connection with the Transactions (the “Debt Financing”), (ii) an executed commitment letter from the purchasers named therein (as the same may be amended, supplemented, waived, modified or replaced pursuant to Section 6.07, the “Preferred Equity Commitment Letter” and together with the Debt Commitment Letters, the “External Financing Commitments”), confirming their respective commitments, subject to the terms and conditions thereof, to invest directly or indirectly in Merger Sub the respective cash amounts set forth therein in connection with the Transactions (the “Preferred Equity Financing” and together with the “Debt Financing”, the “External Financing”), and (ii) executed equity commitment letters from the Sponsors or their respective Affiliates (as the same may be supplemented or amended from time to time in accordance with this Agreement, the “Equity Commitment Letters” and, together with the External Financing Commitments and/or, if applicable the Alternative Financing Documents, the “Financing Documents”) pursuant to which each of the Sponsors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Holdco, up to the aggregate amount set forth therein (the “Equity Financing” and, together with the External Financing and/or, if applicable, the Alternative Financing, the “Financing”).

(b)                                 As of the date hereof (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), and (ii) none of the Financing Documents has been amended, supplemented, waived or modified and no such amendment, supplement, waiver or modification (other than as permitted by Section 6.07 or this Section 4.05) is contemplated, and the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any respect (other than as permitted by Section 6.07 or this Section 4.05) and no withdrawal or termination is contemplated. Parent and Merger Sub have fully paid or caused to be paid any and all commitment fees or other fees in connection with the Financing Documents that are payable on or prior to the date hereof and will pay in full any such fees and amounts due on or before the Closing Date. Assuming (A) the Financing is funded in accordance with the Financing Documents, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and

Section 7.02 or the waiver of such conditions the net proceeds of the Financing contemplated by the Financing Documents (after netting out original issue discount, upfront fees and other similar premiums and charges after giving effect to the amount of any “market flex” exercised under any Fee Letter) will be sufficient for Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid by Parent or Merger Sub on the Closing Date in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Holdco, Parent or Merger Sub (or their applicable Affiliate) on the terms and conditions contained therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (y) as expressly set forth in the Financing Documents and (z) any customary engagement letter and non-disclosure agreements or any other agreements that do not impact the conditionality, availability or aggregate amount of the Financing. As of the date hereof, no lender or purchaser (as applicable) of the External Financing has notified Parent or Merger Sub in writing of its intention to terminate the Debt Commitment Letters or the Preferred Equity Commitment Letter (as applicable) or to not provide all or any portion of the Debt Financing or the Preferred Equity Financing (as applicable). As of the date hereof, Parent has no reason to believe that it will be unable to satisfy, on a timely basis (taking into account the expected timing of the Marketing Period), any condition contained in the Financing Documents required to be satisfied by it for the financing thereunder to be funded on or before the Closing Date or that the full amounts committed pursuant to the Financing Documents will not be available as of the Closing if the conditions of closing to be satisfied by it contained in the Financing Documents are satisfied.  As of the date hereof and subject to the accuracy of the representations and warranties of the Company set forth in Article III to the extent necessary to satisfy the condition set forth in Section 7.02(a) and compliance by the Company with its obligations hereunder, no event has occurred that, with or without notice, lapse of time or both, would (i) constitute a default or breach under the Financing Documents on the part of Parent or Merger Sub or any of their applicable Affiliates or, to the knowledge of Parent, any other parties thereto, and that, in the case of the Debt Commitment Letters and/or, if applicable, the Alternative Financing Documents, (ii) permit the respective lenders or purchasers (as applicable) thereunder to, in accordance with the respective terms and conditions thereof, not fund on or prior to the Closing Date the full amount of the External Financing and/or, if applicable, the Alternative Financing or (iii) otherwise result in any portion of the Financing not being available.  For the avoidance of doubt, Parent’s obligations to consummate the transactions contemplated hereunder are not subject to any condition regarding Parent’s or any of its Affiliates’ ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 4.06.                          Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07.                          Guarantees.

Assuming the due authorization, execution and delivery by the Company, each Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guarantee.

Section 4.08.                          Absence of Litigation.

To the knowledge of Parent and Merger Sub, as of the date hereof, (a) there is no Action pending or threatened against Parent or Merger Sub or any of their respective Affiliates before any Governmental Authority and (b) none of Parent, Merger Sub or any of their respective Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.09.                          Ownership of Shares.

As of the date hereof, other than the PE Shares, none of Parent, Merger Sub, Holdco, the Sponsors, the Guarantors or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10.                          Information Provided by Parent and Merger Sub.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.11.                          Shareholder and Management Arrangements.

Except as expressly authorized by the Company Board or the Special Committee in writing or as set forth in the Parent Group Contracts, none of Parent, Merger Sub, Holdco, the Sponsors and the Guarantors, nor any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director (other than directors who are employed or designated by Baring or any of its Affiliates), officer or other Affiliate of the Company or any of its Subsidiaries (A) relating to this Agreement, the Merger or any other Transactions, or the Surviving Company or any of its Subsidiaries or its or their businesses or operations (including as to continuing employment or compensation) from and after the Effective Time, or (B) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration. Parent and Merger Sub have delivered to the Company complete and correct copies of any such Contract.

Section 4.12.                          Parent Group Contracts.

Other than the Interim Investors Agreement, the Share Sale and Support Agreement, the Equity Commitment Letters and the Guarantees (collectively, the “Parent Group Contracts”), there are no Contracts, arrangements or understandings, whether or not legally enforceable, with respect to any security of the Company between or among two or more members of the Parent Group. Parent or its Representatives has delivered to the Company or its Representatives a true, correct and complete copy of each of the Parent Group Contracts.

Section 4.13.                          Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Group Companies, which investigation, review and analysis were performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any member of the Company Group or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.14.                          Solvency.

As of the Effective Time and immediately after giving effect to all of the Transactions, including the Merger, the funding of the Financing (including any Alternative Financing, if applicable), the payment of the aggregate Merger Consideration pursuant hereto and the payment of all other amounts required to be paid in connection with the consummation of the Transactions, assuming (a) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III, the Surviving Company will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors.

Section 4.15.                          No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of each of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01.                          Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated, permitted or required by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (i) the businesses of the Group Companies shall be conducted in all material respects in the ordinary course of business and in a manner consistent with past practice (including with respect to obtaining customary approvals of the Company Board in connection with the conduct of the business of the Group Companies); and (ii) the Company shall use its reasonable best efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing persons with which any Group Companies has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated, permitted or required by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)                                 amend (x) the memorandum and articles of association of the Company or (y) the equivalent organizational documents of any of the Company’s Subsidiaries, in each case other than the memorandum and articles of association or equivalent organizational documents of entities that become Subsidiaries of the Company in connection with any transaction permitted under Section 5.01(f) (including for the avoidance of doubt Section 5.01(f) of the Company Disclosure Schedule) (“Permitted Transactions” and such entities, the “New Subsidiaries”);

(b)                                 issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer lease, sublease, license, pledge, disposition, grant or encumbrance, of (i) any shares of any class of any Group Company (other than in connection with (A) the exercise or vesting (as applicable) of any Company Options, Company RSs or Company RSUs in accordance with the Share Incentive Plan, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options, Company RSs or Company RSUs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, Company RSs or Company RSUs or (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof or any options, warrants, securities convertible into any share capital or other rights of any kind to acquire any shares, or any other ownership interest (including, without limitation, any phantom interest), of any Group Company) or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$30,000,000, except (A) in the ordinary course of business, (B) pursuant to Contracts in effect as of the date of this Agreement that have been made available to Parent (including, for the avoidance of doubt, with respect to the shares, property or assets of any New Subsidiaries pursuant to such Contracts), (C) dispositions of obsolete or worthless assets, (D) transfers among the Group Companies, or (E) as set forth on Section 5.01 of the Company Disclosure Schedule;

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company (x) to the Company or any of its other Subsidiaries) or (y) made pursuant to Contracts made available to Parent prior to the date hereof and otherwise in the ordinary course of business consistent with past practice;

(d)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Share Incentive Plan, including the withholding of Shares in connection with the exercise or vesting (as applicable) of Company Options, Company RSs or Company RSUs in accordance with the terms and conditions of such Company Options, Company RSs or Company RSUs (as applicable));

(e)           effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving the Company or any Material Subsidiary, or create any new Subsidiary, other than (i) as contemplated by this Agreement or (ii) special purpose vehicles in connection with any Permitted Transactions;

(f)            acquire, whether by purchase, merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$30,000,000 in any transaction or related series of transactions, other than (i) as set forth in Section 5.01(f) of the Company Disclosure Schedule or (ii) as permitted under Section 5.01(h);

(g)           incur any Indebtedness or guarantee any Indebtedness, except for the incurrence of Indebtedness or guarantee of Indebtedness (i) under any Group Company’s existing credit facilities as in effect on the date hereof (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms) or (ii) otherwise in an aggregate amount not in excess of US$10,000,000;

(h)           authorize, or make any commitment with respect to, any single capital expenditure that is in excess of US$10,000,000 or capital expenditures that are, in the aggregate, in excess of US$50,000,000 for the Group Companies taken as a whole, other than (i) expenditures necessary to maintain assets in good repair consistent with the past practice, (ii) in connection with “greenfield” projects in Bangkok, Abu Dhabi, Hong Kong and Dublin currently contemplated by the Company, or (iii) expenditures in the PRC that do not exceed US$50,000,000 (or the RMB equivalent thereof) funded by cash in accounts located in the PRC;

(i)            except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company who has an annual base salary of more than US$300,000, other than the termination of employees for cause, (ii) grant or provide any severance or termination payments or benefits to any director, officer, employee or consultant of any Group Company except as required by applicable Law or in the ordinary course of business consistent with past practice, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any director, officer, employee or consultant of any Group Company except such increases or payments that are made in the ordinary course of business consistent with past practice, (iv) make any new equity awards to any director, officer, employee or consultant of any Group Company, (v) establish, adopt, amend or terminate any material Company Employee Plan or materially amend the terms of any outstanding Company Options, (vi) take any action to accelerate the vesting of Company Options, or (vii) forgive any loans to any director, officer, employee or consultant of any Group Company;

(j)            make any material changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in applicable Law, statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto or where such changes would better reflect the business and operations of the Group Companies due to changes in circumstances;

(k)           other than in the ordinary course of business consistent with past practice, (i) amend, modify, consent to the termination of, or waive any material rights under, any Material Contract or (ii) enter into any Contract, or series of Contracts with the same party, that call for annual aggregate payments of US$3,000,000 or more, other than (i) any Lease pursuant to which the Group Companies are not obligated to make rental payments in excess of US$5,000,000 in any given year or (ii) for purposes of or to implement any Permitted Transaction;

(l)            enter into any Contract with any of the directors or executive officers of the Company;

(m)          terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(n)           commence any Action for a claim of more than US$1,000,000 (excluding any Action seeking injunctive relief or other similar equitable remedies) or settle any Action other than (i) any settlement involving the payment of monetary damages not in excess of US$1,000,000 and (ii) settlements of any pending or threatened Action reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of August 31, 2016 included in the Company SEC Reports for an amount not in excess of the amount so reflected or reserved;

(o)           permit any Intellectual Property owned by any Group Company that is material to the Group Companies, taken as a whole, to lapse or to be abandoned, dedicated to the public, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Intellectual Property owned by any Group Company;

(p)           fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(q)           enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any Third Party, other than (i) payments in connection with purchases of vehicles, facilities, equipment, supplies or computers in the ordinary course of business, (ii) pursuant to Contracts in effect as of the date of this Agreement that have been made available to Parent or (iii) in connection with any Permitted Transaction;

(r)            engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(s)            make or change any material Tax election, enter into any material closing agreement with respect to material Taxes or surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or change any method of Tax accounting; or

(t)            enter into any agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02.         Operation of Parent’s and Merger Sub’s Business.

Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement.

Section 5.03.         No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the

Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01.         Proxy Statement and Schedule 13E-3.

(a)           As soon as practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with the preparation of the Proxy Statement, the Schedule 13E-3 or any amendment or supplement thereto and shall otherwise provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly (and in any event within one (1) Business Day) notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b)           Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided, that, prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon. For the avoidance of doubt, nothing in this Section 6.01 shall limit or preclude the ability of the Company Board (or the Special Committee) to effect a Change in the Company Recommendation pursuant to and in accordance with Section 6.04.

Section 6.02.         Shareholders’ Meeting.

(a)           As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 but in any event no later than ten (10) days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law; provided, that in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or as required by applicable Law or stock exchange requirement, the Company shall, if reasonably practicable, implement such adjournment or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned or delayed, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K) as of the Record Date and (iii) duly convene and cause to occur the Shareholders’ Meeting at least fourteen (14) clear days after, but as soon as reasonably practicable following, the mailing of the Proxy Statement, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)           No later than forty (40) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholders’ Meeting. Subject to Section 6.04, the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall take all other action necessary or advisable to secure the Requisite Company Vote. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Section 8.03(c), the Company’s obligations pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction or by any Change in the Company Recommendation.

(c)           Notwithstanding Section 6.02(a) and subject always to the provisions of the memorandum and articles of association of the Company, after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (iii) to the extent required by applicable Law. If the Shareholders’ Meeting is adjourned in accordance with the immediately preceding sentence, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided, that the Company shall not recommend to its shareholders the adjournment of the Shareholders’ Meeting to a date that is less than five (5) Business Days prior to the Termination Date.

(d)           At the Shareholders’ Meeting, Parent shall and shall cause Holdco and Merger Sub to vote, or cause to be voted, the PE Shares and all other Shares then beneficially owned by Holdco, Parent or Merger Sub or with respect to which Holdco, Parent or Merger Sub otherwise has, directly or indirectly, voting power in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

Section 6.03.         Access to Information.

(a)           From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, partners, shareholders, accountants, consultants, financial and legal advisors, agents, financing sources (including potential financing sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company (provided that such access shall not include any environmental testing or invasive or subsurface investigations), (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)           Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to or furnish any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party (provided, that at the request of Parent, the Company shall use its commercially reasonable efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would reasonably be expected to result in the loss of attorney-client privilege that could not reasonably be remedied by use of common interest agreements or other methods to maintain such privilege, or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law; provided that the Company shall provide notice to Parent, Merger Sub and the Financing Sources promptly upon obtaining knowledge that any such books, records, documents or other information is being withheld.

(c)           All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements; provided that the Parent or its Representatives may disclose such information to the Financing Sources and parties to the Equity Commitment Letters provided such Persons are bound by confidentiality covenants that are substantially similar to the covenants contained in the Confidentiality Agreements.

(d)           No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04.         Go-Shop; No Solicitation of Transactions.

(a)           Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until 11:59 p.m. Hong Kong time on the date which is thirty (30) days after the date of this Agreement (the “Go-Shop Period End Date”), the Company, its Subsidiaries and its and their respective Representatives shall have the right (acting under the direction of the Special Committee) to directly or indirectly (1) initiate, solicit, encourage and/or facilitate inquiries, proposals or offers with respect to or could reasonably be expected to lead to a Competing Transaction, including by way of public disclosure and by way of providing access to non-public information to any person pursuant to one or more Acceptable Confidentiality Agreements or by way of providing a waiver, amendment or release to any person (each, a “Solicited Person”); provided, that the Company shall promptly (and in any event within two (2) Business Days) provide to Parent any information concerning the Company or its Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (2) enter into, maintain and/or continue discussions or negotiations with respect to such inquiries, proposals or offers or otherwise cooperate with, assist or participate in, or facilitate such inquiries, proposals, offers, discussions or negotiations. Within forty-eight (48) hours following the Go-Shop Period End Date, the Company shall notify Parent in writing of the material terms and conditions of any proposal or offers regarding a Competing Transaction (including any amendments or modifications thereof) received from any Excluded Party (as defined below) and the identity thereof, together with copies of any other material documents or drafts of material agreements related to such Competing Transaction. Except as otherwise expressly provided in Section 6.4(b), the Company shall (x) immediately cease any activities permitted by the preceding sentence and any discussions or negotiations with any person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate, or may reasonably be expected to lead, to a Competing Transaction, and (y) promptly request each person (other than Parent and any Excluded Party) that has heretofore executed a standstill, confidentiality or similar agreement in connection with such person’s consideration of a Competing Transaction to return (or if permitted by the applicable agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such person under the terms of the applicable agreement. Immediately after the Go-Shop Period End Date until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or that in the Company’s good faith judgment could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or with the intent to induce or obtain such a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing

Transaction or enter into any Alternative Acquisition Agreement, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes or (v) authorize or permit any of the Representatives of the Company or any of its Subsidiaries to take any action set forth in clauses (i) — (iv) of this Section 6.04(a). Following the Go-Shop Period End Date, the Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that could reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person, and the Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(b)           Notwithstanding anything to the contrary in Section 6.04(a), at any time after the Go-Shop Period End Date and prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of this Section 6.04, the Company, its Subsidiaries and its and their Representatives may, with respect to such proposal or offer acting only upon the recommendation of the Special Committee:

(i)            contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)           grant a waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes for the purpose of allowing any person or group of persons to make a proposals or offers with respect to a Competing Transaction;

(iii)          provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; provided, that the Company shall concurrently make available to Parent any information concerning the Company and its Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iv)          engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (iii) or (iv) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its outside legal counsel, that, in light of such proposal or offer, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (C) provided written notice to Parent at least one (1) Business Day prior to taking any such action. For the avoidance of doubt, after the Go-Shop Period End Date, the Company may continue to take any of the actions described in this Section 6.04(b) (subject to the limitations and obligations set forth herein) with respect to any written bona fide proposals or offers regarding a Competing Transaction submitted by any person on or before the Go-Shop Period End Date if the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such proposal or offer constitutes, or may reasonably be expected to result in, a Superior Proposal (each such person, an “Excluded Party”).

(c)           Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided, that a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such tender offer or exchange offer and/or describing the operation of this Agreement with respect thereto shall not be prohibited, or be deemed to be a Change in the Company Recommendation), within ten (10) Business Days after commencement thereof, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction or (F) fail to publicly reaffirm the Company Recommendation following any Competing Transaction having been publicly made, proposed or communicated (and not publicly withdrawn) within ten (10) Business Days after Parent so requests in writing (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing

Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(a) or Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)           Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not obtained in violation of Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub) and the Company Board determines, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation with respect to such Superior Proposal and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a proposal or offer that constitutes a Superior Proposal, specifying the material terms and conditions of such proposal or offer (and providing any proposed agreements related thereto), identifying the person making such proposal or offer and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided, that any material modifications to such proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal to which the requirements of this Section 6.04(d) apply and the Company shall be required to deliver a new Notice of Superior Proposal to Parent; provided, further, that with respect to such new Notice of Superior Proposal to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (D) following the end of such five (5) Business Day period or three (3) Business Day period (as applicable), the Company Board shall have determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that such proposal or offer giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)           Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board acting upon the unanimous recommendation of the Special Committee determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company Board acting upon the recommendation of the Special Committee may effect a Change in the Company Recommendation; provided, that the Company Board shall not make such Change in the Company Recommendation unless the Company has (i) provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board (acting only upon the recommendation of the Special Committee) to take such action and (ii) during such five (5) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent, Merger Sub and their respective Representatives to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(f)            Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction or any related proposal or offer with respect to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such proposal, offer or Competing Transaction and/or describing the operation of this Agreement with respect thereto) that is not an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop, look, and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such proposal, offer or Competing Transaction and/or describing the operation of this Agreement with respect thereto.

Section 6.05.         Directors’ and Officers’ Indemnification and Insurance.

(a)           The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its and its Subsidiaries’ directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Company and each of its Subsidiaries (or such documents of any successor to the business of the Surviving Company or any of its Subsidiaries) shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company and each of its Subsidiaries as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were or had been directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement between the Company or any of its Subsidiaries, on the one hand, and any of respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”) regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)           The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions on terms, conditions, retentions and limits of liability no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to its directors’ and officers’ liability insurance policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. The Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)           Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (i) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or its Subsidiaries’ organizational and governing documents or agreements in effect on the date hereof (true and complete copies of such documents or agreements of each Material Subsidiary shall have been delivered to Parent prior to the date hereof), (iii) acts or omissions or alleged acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries (regardless of whether such act or omission or alleged act or omission occurred prior to, at or after the Effective Time) and (iv) any of the Transactions; provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(d)           In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)           The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be an express third party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies or other agreements.

Section 6.06.         Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)           any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)           any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)           any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)           a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party (and, in the case of Parent, on the part of Merger Sub) having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not cure any breach of, or non-compliance with, any provision of this Agreement, be deemed to amend or supplement the Company Disclosure Schedule, or limit or otherwise affect the remedies available hereunder or under applicable Law to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement would, standing alone, constitute such a failure.

Section 6.07.         Financing.

(a)           Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its commercially reasonable efforts, and cause its controlled Affiliates to use commercially reasonable efforts, to take, or cause to be taken, all actions necessary or reasonably advisable to obtain the Financing contemplated by the Financing Commitments on or prior to the Closing Date, including with respect to the following: (i) obtain the External Financing on the terms and conditions described in the External Financing Commitments (including, as necessary, any “flex” provisions contained in any Fee Letters) or on other terms no less favorable in any material respect, in aggregate, to Parent and Merger Sub than those described in the External Financing Commitments, (ii) comply with and maintain in effect the External Financing Commitments until the Transactions are consummated, (iii) negotiate and enter into Definitive Debt Documents no later than the Closing on the terms and conditions set forth in the Debt Commitment Letters (including any “market flex” provisions in any Fee Letter) and (iv) satisfy, or cause to be satisfied (or obtaining the waiver of), on a timely basis (taking into account the expected timing of the Marketing Period) all conditions to the closing of and funding under the External Financing Commitments applicable to Parent and/or Merger Sub that are within its control; provided that Parent and/or Merger Sub may amend, supplement, waive or modify the External Financing Commitments or any Definitive Debt Document, and/or elect to replace all or any portion of the External Financing with alternative financing (the “Alternative Financing”), in each case so long as (A) the aggregate proceeds of the External Financing (as amended, supplemented, waived or modified) and/or the Alternative Financing, together with the aggregate proceeds of the Equity Financing, will be sufficient for Parent and the Surviving Company to pay (i) the Merger Consideration, and (ii) any other amounts required to be paid by Parent or Merger Sub on the Closing Date in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby, (B) such amendment or modification or the

Alternative Financing would not impose new, additional or expanded conditions when compared to the applicable External Financing Commitments (as in effect on the date hereof) that would prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions and (C) such amendment or modification or the Alternative Financing would not adversely impact the ability of Parent to enforce its rights against the other parties to any Debt Commitment Letter, the Fee Letter or any Definitive Debt Document entered into in connection therewith. Upon the Company’s reasonable request, Parent shall keep Company reasonably informed of developments in respect of the financing process.  Without limiting the generality of the foregoing, Parent shall give the Company reasonably prompt notice (any in any event, within three (3) Business Days) of (A) the receipt or delivery by Parent or Merger Sub of any written notice or other written communication, in each case from any Person party to the External Financing Commitments (or any Affiliate of such Person) with respect to any actual termination or repudiation in writing by any Financing Source party to the External Financing Commitments with respect to the obligation to fund the External Financing or any written notice as to a material breach or dispute related to the Financing or (B) the expiration or termination prior to the Closing Date for any reason of the External Financing Commitments, the Equity Commitment Letter, or any Definitive Debt Document entered into in connection therewith (or if any Person party thereto attempts or purports in writing to terminate the External Financing Commitments, the Equity Commitment Letter, or any definitive agreements entered into in connection therewith, whether or not such attempted or purported termination is valid).  In connection with any notice thereof, Parent shall promptly provide information reasonably requested by the Company relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence.  Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide Alternative Financing (the “Alternative Financing Documents”) (except for customary engagement and fee letters redacted in a similar manner as the Fee Letter provided as of the date hereof) as promptly as practicable after execution thereof. In the event any portion of the External Financing becomes unavailable on the terms and conditions contemplated in the External Financing Commitments, (i) Parent shall promptly notify the Company and (ii) Parent and Merger Sub shall use their commercially reasonable efforts to obtain Alternative Financing from alternative sources in an amount sufficient to consummate the Transactions, including the Merger, which Alternative Financing shall comply with clauses (A) and (C) of the proviso of the first sentence of this Section 6.07(a).  For purposes of this Agreement, the terms “Debt Commitment Letters,” “External Financing Commitments” and “Fee Letter” shall include and mean such documents as amended, supplemented, modified, waived or extended, or replaced by any Alternative Financing Documents, in compliance with this Section 6.07 and references to “Debt Financing,” “External Financing” or “Financing” shall include and mean the financing contemplated by the External Financing Commitments or Fee Letter as so amended, supplemented, modified, waived, extended or replaced, as applicable.

(b)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in Section 6.07(a) shall require, and in no event shall the commercially reasonable efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to pay any fees in excess of (including all market flex provisions), or agree to provisions less favorable in any material respect, in aggregate, to Parent, Merger Sub or the Surviving Company (or any of their Affiliates) than, those contemplated by the External Financing Commitments and/or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(c)           Prior to the Closing Date and provided that any such cooperation does not unreasonably interfere with the ongoing operations of the Group Companies, the Company agrees (at Parent’s sole expense) to use commercially reasonable efforts to provide, and shall cause each of its Subsidiaries to use commercially reasonable efforts to provide, to Parent and Merger Sub, all cooperation as may be reasonably requested by Parent, Merger Sub or their respective Representatives in connection with the External Financing and/or Alternative Financing and the Transactions, including (i) upon reasonable prior notice and at mutually agreed times, participation in (including reasonable preparation for) a reasonable number of meetings, conference calls, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management and representatives of the Company or its Subsidiaries with officers of Parent or Merger Sub and any of their External Financing and/or Alternative Financing sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents and other marketing documents reasonably requested by Parent, Merger Sub or their respective Representatives in connection with the External Financing and/or Alternative Financing (it being understood and agreed that the Company shall provide any customary and reasonably available information reasonably requested by Parent or Merger Sub regarding any pro forma EBITDA (including aggregate operational savings and adjustments in connection with certain recent, probable and pending acquisitions), cost savings, synergies, capitalization, ownership or other pro forma adjustments, but shall not be obligated to prepare such pro forma financial information or post-closing financial information), (iii) as promptly as practicable, using commercially reasonable efforts to furnish to Parent, Merger Sub and any of their External Financing and/or Alternative Financing sources with the Required Information and any other customary financial and other pertinent information regarding the Company and its Subsidiaries that is customarily included in information memoranda or other customary marketing documents used to syndicate credit facilities of the type to be included in the Financing or the Alternative Financing as may be reasonably requested by Parent or Merger Sub, (iv) (A) to the extent not prohibited by applicable Laws or contracts, using commercially reasonable efforts to facilitate the granting of guaranty and/or security or pledging of collateral and (B) using commercially reasonable efforts to execute and deliver (limited, in the case of execution and delivery, solely to officers continuing with Company after the Closing) any credit agreements, guarantees, pledge and security documents, commitment letters, certificates and other definitive financing documents (the “Definitive Debt Documents”), provided, that (x) any guaranty, collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time and (y) the Company shall use commercially reasonable efforts to cause an officer of the Company (who shall remain in such capacity after the Effective Time) to execute customary “authorization letters” prior to the Effective Time, which authorization letters shall authorize among other things, the distribution of information to prospective lenders and identifying, among other things, any portion of such information that constitutes material, non-public information (for purposes of United States federal, state or other applicable securities Laws) regarding the Company and its subsidiaries or their respective securities, (v) using commercially reasonable efforts to furnish Parent, Merger Sub and their respective Representatives, as well as any prospective lenders involved in the External Financing and/or Alternative Financing, promptly with all documentation and other information required with respect to the External Financing and/or Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations to the extent, and as, required by the External Financing Commitments, provided, that the information provided to such prospective lenders shall be subject to the terms of the Confidentiality Agreements, (vi) cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letters or any Definitive Debt Document to the extent within their control, (vii) obtaining a certificate of the chief financial officer (or person that will perform similar functions of the Group Companies following the Closing) with respect to solvency matters in the form required by the Debt Commitment Letters, (viii) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date. Nothing in this Section 6.07(c) shall require the Company or any of its Subsidiaries to (I) to waive or amend any terms of this Agreement or pay or agree to pay any commitment or similar fee, reimburse any expenses, assume or incur any liabilities or obligations or give any indemnities prior to the Effective Time; (II) execute any agreements except for such documents the effectiveness of which is contingent upon the Closing (other than authorization letters); (III) commit to taking any action (including entry into any agreement) that is not contingent upon the Closing or would be effective prior to the Effective Time or that would otherwise subject it to actual or potential liability in connection with the External Financing and/or Alternative Financing prior to the Effective Time; (IV) require the Group Companies or any of their Affiliates to take any action that would conflict with, violate or result in a breach of or default under any organizational documents of the Group Companies or of any of its Affiliates, or any material contract or law; (V) subject any director, manager, officer or employee of any of the Group Companies or any of its Affiliates to any actual or potential personal liability; (VI) require providing access to or disclose information that the Company reasonably determines could jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, any Group Company or any of its Affiliates; (VII) require any Group Company to change any fiscal period; (VIII) require any director or manager of any Group Company to pass resolutions or consents to approve or authorize the execution of the External Financing; (IX) cause any representation or warranty in Article III of this Agreement to be inaccurate or breached; (X) otherwise cause or result in the breach of this Agreement; (XI) require the delivery of any legal opinions; (XII) pay any commitment fee or similar fee related to the Financing prior to the Effective Time; or (XIII) reimburse any expenses or provide any indemnities prior to the Effective Time; provided that, in the case of clauses (IV) and (VI), the Company shall provide notice to Parent, Merger Sub and the Financing Sources promptly upon obtaining knowledge that any such information is being withheld. In addition, subject to the limitations in the senior Debt Commitment Letter, the Company agrees to promptly make publicly available (1) any information relating to future acquisitions (for the avoidance of doubt, excluding the Merger) to the extent (i) consistent with past practice of the Company in prior acquisition transactions (as determined by the Company) and (ii) reasonably necessary, as reasonably determined by the Financing Sources party to the senior Debt Commitment Letter, in consultation with the Parent, to complete the syndication of the senior Debt Financing and (2) upon request of Parent or Merger Sub, the pro forma financial information described in clause (c)(ii) of paragraph 3 on Exhibit C to the senior Debt Commitment Letter to the extent such information is available to the Company. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the External Financing and/or Alternative Financing;

provided, that such logos are used solely in a manner that is not intended to or that is not reasonably likely to harm or disparage the Company of any of its Subsidiaries. Parent shall, within thirty (30) days after written request by the Company or its Representatives (provided, that no amounts under this sentence shall be due or payable prior to the earlier of the Closing or termination of this Agreement in accordance with Article VIII), reimburse the Company for all reasonable and documented out-of-pocket expenses incurred by the Company or any of its Subsidiaries or its or their respective Representatives in connection with such cooperation or assistance requested by Parent under this Section 6.07(c) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages suffered by any of them prior to the Closing in connection with any assistance taken by them in accordance with this Section 6.07(c), except (x) to the extent such Damages result from the gross negligence, willful misconduct or bad faith of the Companies or any of its Subsidiaries or its or their respective Representatives or (y) with respect to any historical information provided by the Company or any of its Subsidiaries or its or their respective Representatives.

Section 6.08.         Further Action; Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall and shall cause their respective Subsidiaries to use reasonable best efforts to (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith; and (ii) cooperate with the other parties hereto to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including to (x) obtain and/or maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party and (y) obtain the Requisite Regulatory Approvals and avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided, that no party hereto shall be required to take any such action if such action would result in or may be reasonably likely to result in a Company Material Adverse Effect.

(b)           Each party hereto shall, upon request by any other party, promptly furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

(c)           Antitrust Matters.

(i)            To the extent applicable and subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.08, each of the Company, Parent and Merger Sub agrees to promptly provide to each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (A) requested by any Governmental Antitrust Entity or (B) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.08(c) to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(ii)           In furtherance and not in limitation of the covenants of the parties contained herein, if any objections are asserted with respect to the Transactions under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions do not result in, and are not reasonably likely to result in, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries shall not be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, operations or assets prior to the Effective Time.

Section 6.09.         Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10.         Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and to the knowledge of Parent on the other hand, threatened against such party (or, in the case of Parent, Merger Sub) or the directors thereof that relate to this Agreement or the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent.

Section 6.11.         Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.12.         Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to ARTICLE VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in the Company Recommendation made in compliance with this Agreement.

Section 6.13.         Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14.         Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15.         Knowledge of Parent and Related Parties.

Neither Parent nor Merger Sub shall have any right to (a) terminate this Agreement under Section 8.04, or (b) claim any damage or seek any other remedy at law or in equity, in each case for any breach of or inaccuracy in the representations and warranties made by the Company in Article III to the extent each Guarantor has knowledge of such breach or inaccuracy as of the date hereof.

Section 6.16.         Amendments to Parent Group Contracts.

(a)           Without the Special Committee’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (i) Parent and Merger Sub shall not, and shall cause each member of the Parent Group not to, unless and until a Change in the Company Recommendation has occurred, amend, modify, waive any provision of, withdraw, terminate or enter into any Parent Group Contract that would prevent or materially delay the ability of Parent or Merger Sub to consummate Transactions, including the Merger and (ii) Parent, Merger Sub and each other member of the Parent Group shall not enter into or modify any Contract pursuant to which any management members, directors (other than directors who are employed or designated by Baring or any of its Affiliates) or shareholders of the Company or its Subsidiaries (other than the Sponsors and the Guarantors), or any of their respective Affiliates receives any consideration or other economic value from any person in connection with the Transactions that is not provided in the Parent Group Contracts as of the date hereof.

(b)           As soon as practicable after the execution thereof (but in no event later than two (2) Business Days after the execution thereof), Parent and Merger Sub shall provide the Special Committee with a copy of any Contract (i) (A) under which the obligations of the parties to such Contract are similar to those in any existing Parent Group Contract, (B) solely among one or more members of the Parent Group (including a consortium agreement or similar contractual arrangement) but not including any third party or (C) relate to any of the matters described in Section 6.16(a)(ii), and (ii) that relates to the Transactions, in each case that is entered into after the date hereof and to which a member of the Parent Group is a party. Parent and Merger Sub agree that any action by members of the Parent Group who are not parties to this Agreement that would constitute a material breach of this Section 6.16 if such member of the Parent Group who are not parties to this Agreement were a party to this Agreement for the purposes of this Section 6.16 shall be deemed to be a breach of this Section 6.16.

Section 6.17.         Employment and Employee Benefits.

(a)           Parent covenants and agrees to cause the Surviving Company and its Subsidiaries to, (i) for a period of one (1) year following the Closing Date (the “Benefits Continuation Period”), provide compensation (excluding any incentive or equity compensation) and benefits to Continuing Employees (as defined below) at levels that are substantially comparable in the aggregate to the levels of compensation and benefits as in effect under the Company Employee Plans immediately prior to the Closing and (ii) provide health and welfare benefits to any Continuing Employees during the Benefits Continuation Period at levels that are substantially comparable in the aggregate as such health and welfare benefits as in effect under the Company Employee Plans immediately prior to the Closing Date. Employees of the Company or its Subsidiaries immediately prior to the Closing who continue their employment with the Surviving

Company or its Subsidiaries immediately following the Closing Date and during the Benefits Continuation Period are hereinafter referred to as the “Continuing Employees.”

(b)           During the Benefits Continuation Period, for purposes of eligibility, vesting and entitlement to benefits, including the determination of the level of vacation and severance pay benefits (but not otherwise for purposes of benefit accrual) under the benefit and compensation plans, programs, agreements and arrangements of Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees are eligible to participate following the Closing (the “Parent Plans”), Parent and the Surviving Company shall credit each Continuing Employee with his or her years of service with the Company, its Subsidiaries and any predecessor or other entities, at least to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Employee Plan (except as may result in duplication of benefits). The Parent Plans shall not deny Continuing Employees coverage on the basis of pre-existing conditions to the extent such conditions were waived or satisfied under similar Company Employee Plans immediately prior to the Closing, shall credit such Continuing Employees for any deductibles and out-of-pocket expenses paid prior to the Closing Date with respect to the Company Employee Plans in satisfying any deductibles, co-payments and out-of-pocket expenses in the year of initial participation in the Parent Plans and shall waive any evidence of insurability and eligibility waiting period requirements under each such plan.

(c)           Nothing contained herein, express or implied, (i) is intended to confer upon any employee of any Group Company any right to continued employment for any period or continued receipt of any specific employee benefit, (ii) shall limit the right of Parent or any of its Affiliates to terminate any employee at any time and for any reasons, (iii) shall constitute the adoption of, an amendment to or any other modification of any Parent Plan or Company Employee Plan or (iv) shall create any third party rights, benefits or remedies of any nature whatsoever in any employees of any Group Company (or any beneficiaries or dependents thereof) or any other person that is not a party to this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01.         Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) by mutual written agreement of Parent and the Company (subject to the approval of the Special Committee) of the following conditions at or prior to the Effective Time:

(a)           Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, including the Merger, shall have been authorized and approved at the Shareholders’ Meeting by the Requisite Company Vote in accordance with the CICL and the Company’s memorandum and articles of association.

(b)           No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction,

determination, rule, regulation, judgment, decree or executive order (an “Order”), which is then in effect and has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

(c)           Regulatory Approvals. Each of the Requisite Regulatory Approvals shall have been obtained and be in full force and effect.

Section 7.02.         Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions, any of which may be waived exclusively by Parent in writing:

(a)           Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01(a), Section 3.03(a), Section 3.03(b), the first sentence of Section 3.03(c), the first sentence of Section 3.03(d), the first sentence of Section 3.03(e), Section 3.03(g), Section 3.04(a) and Section 3.22, the representations and warranties of the Company set forth in Article III (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be so true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not constitute a Company Material Adverse Effect, and (ii) the representations and warranties set forth in Section 3.01(a), Section 3.03(a), Section 3.03(b), the first sentence of Section 3.03(c), the first sentence of Section 3.03(d), the first sentence of Section 3.03(e), Section 3.03(g), Section 3.04(a) and Section 3.22 shall be true and correct in all respects (except, solely with respect to Section 3.03(a), for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be so true and correct only as of such time).

(b)           Agreements and Covenants. The Company shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).

(d)           No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

Section 7.03.         Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions, any of which may be waived exclusively by the Company in writing, subject to the approval of the Special Committee:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article IV (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay the consummation of the Transactions or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b)           Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied with, in all material respects, all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director or executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04.         Frustration of Closing Conditions.

Prior to the Termination Date, neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, as applicable, to use the standard of efforts required from such party to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01.         Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (and in the case of the Company, acting only upon the unanimous recommendation of the Special Committee).

Section 8.02.         Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting only upon the unanimous recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)           the Effective Time shall not have occurred on or before November 30, 2017 (the “Termination Date”); or

(b)           any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, or taken any other final and non-appealable action, that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement or other breach of this Agreement has been a material cause of, or resulted in, such right to terminate or the failure of the applicable condition(s) being satisfied.

Section 8.03.         Termination by the Company.

This Agreement may be terminated by the Company (acting only upon the unanimous recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)           a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02;

(b)           (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 1.02;

(c)           prior to receipt of the Requisite Company Vote, (i) the Company Board has, upon the unanimous recommendation of the Special Committee, authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with the termination of this Agreement enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied in all respects with the requirements of Section 6.04 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and (B) complied in all respects with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee; or

(d)           the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any duly concluded adjournment or postponement thereof.

Section 8.04.         Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)           a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties, agreements or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03; or

(b)           if the Company Board or any committee thereof shall have effected a Change in the Company Recommendation.

Section 8.05.         Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided, that the terms of Section 6.03(c), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06.         Termination Fee and Expenses.

(a)           In the event that:

(i)            (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a), and (C) within twelve (12) months after such termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in Clause (A)); provided, that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

(ii)           this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)          this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay to Parent or its designees the Company Termination Fee by wire transfer of same day funds as promptly as possible (but in any event (A) within five (5) Business Days after such termination in the case of a termination pursuant to clause (ii) above, (B) prior to or concurrently with the consummation by the Company of a Competing Transaction or entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) above or (C) at least one (1) Business Day prior to or concurrently with the termination of this Agreement in the case of a termination pursuant to clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)           Parent will pay, or cause to be paid, to the Company an amount equal to US$138,320,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within five (5) Business Days) following such termination by wire transfer of same day funds); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)           All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(d)           In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 2.00%. Such collection of expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)           Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f)            (i)            Subject to Section 9.08, the Equity Commitment Letters, the Debt Commitment Letters and the Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and expenses under Section 8.06(d) and the guarantee of such obligations pursuant to the Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, Holdco, the Guarantors, and the Sponsors, (B) the former, current and future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub, Holdco or any Guarantor or Sponsor, (C) any Financing Source or other lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub, Holdco or any Guarantor or Sponsor, or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Guarantees and the Debt Commitment Letters) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b), the expenses pursuant to Section 8.06(d) and as provided in the Guarantees, and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Guarantees and the Debt Commitment Letters), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and Section 8.06(d), or the Guarantors to the extent provided in the relevant Guarantee.

(ii)           Subject to Section 9.08, in the event Parent or its designees shall receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d), the receipt of such Company Termination Fee and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01.         Non-Survival of Representations, Warranties and Agreements.

The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to ARTICLE VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in ARTICLE I and ARTICLE II, Section 6.05, Section 6.12 and this ARTICLE IX.

Section 9.02.         Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email, by facsimile or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

c/o Vistra Alternative Investments Services Pte. Ltd.

1 Raffles Place

#13-01 One Raffles Place

Singapore 048616

Attention: BPEA Vistra Team

Fax:        +65 6593 3711

Email:    bpea.sg@vistra.com

with a copy to:

Weil, Gotshal & Manges LLP
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention: Akiko Mikumo, Esq.
Facsimile: +852 3015 9354

Email: akiko.mikumo@weil.com

if to the Company:

Nord Anglia Education, Inc.

Level 12, St. George’s Building, 2 Ice House Street, Central, Hong Kong
Attention: Graeme Halder / Jodie Coutts

Email: Graeme.Halder@nordanglia.com / Jodie.Coutts@nordanglia.com with a copy to:

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Jesse Sheley / Xiaoxi Lin
Facsimile: +852 3761 3301

Email: jesse.sheley@kirkland.com / xiaoxi.lin@kirkland.com

Section 9.03.                          Certain Definitions.

(a)                                 For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Administrator” shall have the meaning ascribed to such term in the Share Incentive Plan.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person; provided, that for purposes of this Agreement, none of Holdco, Parent, Merger Sub, Premier Education, any Sponsor or any Guarantor shall be deemed an Affiliate of the Company.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, as amended from time to time.

“Award” shall have the meaning ascribed to such term in the Share Incentive Plan.

“Award Agreement” shall have the meaning ascribed to such term in the Share Incentive Plan.

“Baring” means, collectively, The Baring Asia Private Equity Fund VI, L.P.1, The Baring Asia Private Equity Fund VI, L.P.2 and The Baring Asia Private Equity Fund VI Co-investment L.P.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in (i) New York, New York, United States of America, (ii) the Hong Kong Special Administrative Region of the PRC, (iii) the Cayman Islands, (iv) Toronto, Ontario, Canada, or (v) London, the United Kingdom.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other contract between any Group Company and any current or former employee, director or officer of such Group Company.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, or with respect to which such Group Company has or may have any liability or obligation.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects, is or would reasonably be expected to (i) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (ii) prevent the consummation of the Transactions; provided, however, that clause (i) shall not include any fact, event, circumstance, change, condition, occurrence or effect occurring after the date hereof following or resulting from (A) any outbreak of war or act of sabotage or terrorism or natural or man-made disasters, (B) changes in Laws, IFRS or other applicable accounting rules or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (C) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (D) changes in the financial, credit or other securities or capital markets, or in general economic conditions of any country or jurisdiction in which a Material Subsidiary operates, (E) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (F) the execution and delivery of this Agreement or the announcement, pendency or consummation of the Transactions, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor, or other business partner of the Company, (G) any litigation brought by current or former shareholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby or otherwise challenging any of the transactions contemplated hereby, (H) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent Group members or expressly required by this Agreement, or (I) any breach of this agreement by Parent or Merger Sub; except, in the case of clause (A), (B), (C) or (D), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares granted under the Share Incentive Plan on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company RS” means each share of restricted stock granted under the Share Incentive Plan on or prior to the Closing Date, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company RSU” means each restricted stock unit or other right to acquire Shares granted under the Share Incentive Plan on or prior to the Closing Date, including performance share units, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company School” means any educational institution or location owned or operated by any Group Company.

“Company Termination Fee” means (i) if payable in connection with a termination of this Agreement by the Company pursuant to Section 8.03(c) on or prior to the Go-Shop Period End Date, an amount equal to US$34,580,000 and (ii) if payable in any other circumstance, an amount equal to US$69,160,000.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20%

or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition to a Third Party of assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition to a Third Party of 20% or more of the equity securities of the Company, or securities convertible into or exchangeable for 20% or more of the equity securities of the Company; (iv) any tender offer or exchange offer (as such terms are defined under the Exchange Act) that, if consummated, would result in any Third Party beneficially owning 20% or more of the equity securities of the Company; or (v) any combination of the foregoing.

“Confidentiality Agreements” means the confidentiality agreements between the Company and each Sponsor or sources of Financing in connection with the Transaction, as amended and restated from time to time.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other legally enforceable instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“CPPIB” means Canada Pension Plan Investment Board.

“Educational Agency” means any person, entity, foreign regulator, organization or Governmental Authority, whether governmental, government-chartered, private or quasi-private, that engages in granting or withholding Educational Approvals for or otherwise regulates educational institutions in accordance with standards relating to the performance, operation, financial condition or academic standards of such schools, in each case, in the jurisdictions where the Company Schools operate.

“Educational Approvals” means any licenses or similar approval issued or required to be issued by an Educational Agency to the Company, any of its Subsidiaries or any Company School with respect to any aspect of their respective operations subject to the oversight of such Educational Agency, but excluding any licenses or similar approval issued to the Company School’s employees on an individual basis.

“Environmental Laws” means any applicable national, provincial, federal, state or local Law of any jurisdiction, relating to (i) pollution, (ii) the protection of human health and safety (including workplace health and safety) or the protection of the environment, including, without limitation, all such Laws relating to the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all such Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (iii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Securities” shall mean any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) the PE Shares; and (ii) Shares held by Parent, the Company or any of their Subsidiaries.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approval, the filing of any required notices under applicable Laws (including those related to Requisite Regulatory Approvals) and all other matters related to the closing of the Merger and the other Transactions.

“Financing Sources” means, collectively, the entities that have committed to provide or otherwise enter into agreements in connection with the External Financing or any Alternative Financing (including the parties to the Debt Commitment Letters, the Preferred Equity Commitment Letter and any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates and such entities’ (and their respective Affiliates’), equityholders, members, partners, officers, directors, employees, attorneys, advisors, agents and representatives involved in the Debt Financing (or any Alternative Financing) and their successors and permitted assigns.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Group Company” means any of the Company and its Subsidiaries, other than any dormant Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances (i) that are listed or classified or regulated under any Environmental Law as a hazardous substance, toxic substance, pollutant, or contaminant or oil, (ii) that can cause harm to living organisms, human welfare or the environment due to their dangerous or deleterious properties or characteristics, and (iii) whose presence, handling or management requires registration, authorization, investigation or remediation under Environmental Law, including any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with IFRS, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (vii) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) above guaranteed directly or indirectly in any manner by such person, and (x) all Indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all rights, anywhere in the world, in or to (i) patents, patent applications (and any patents that issue from those patent applications), certificates of invention, substitutions relating to any of the patents and patent applications, utility model registrations, statutory invention registrations, any governmental grant of registrations for mask works, industrial designs, community designs and other designs, and any other governmental grant of registration for the protection of inventions or designs; (ii) Trademarks; (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (iv) confidential and proprietary information protectable by applicable Laws, including trade secrets, know-how and invention rights; (v) rights of privacy and publicity; (vi) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (i)-(iii); and (vii) any and all other intellectual property or proprietary rights.

“Interim Investors Agreement” means that certain Interim Investors Agreement, dated as of the date hereof, by and among Holdco, Parent, Merger Sub and the Sponsors.

“Intervening Event” means a material event, occurrence, change or development affecting or with respect to the Company, its Subsidiaries or their respective business, assets or operations that (i) was unknown by the Company Board and the Special Committee as of or prior to the date hereof, and (ii) occurs, arises or becomes known to the Company Board or the Special Committee after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that in no event shall the receipt, existence or terms of a Competing Transaction or Superior Proposal constitute an Intervening Event.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, in each case after such inquiry as would be usual or proper in connection with the ordinary course of such individual’s position at the Company consistent with past practice, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement or restrictive covenant, including any restriction on the use, voting, transfer, receipt of income or other exercise of any material attributes of ownership.

“Marketing Period” means the period of fifteen (15) consecutive Business Days after the date hereof and ending prior to the Closing Date throughout which, and at the end of which, (a) the Group Companies shall have provided the Required Information to Parent and Merger Sub and (b) the Go-Shop Period End Date has occurred.  Notwithstanding the foregoing, (i) if such 15 consecutive Business Day period shall not be completed on or prior to August 23, 2017, then it may not start before September 5, 2017, (ii) the Marketing Period in any event shall end on any earlier date on which the External Financing (or any other financing contemplated by the External Financing Commitments or any Alternative Financing) is consummated, (iii) in no event shall the Marketing Period be restarted or cease to continue if additional financial statements as required pursuant to clause (b) of the definition of Required Information are delivered after such Marketing Period has commenced, and (iv) the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such period, (x) the Group Companies’ independent auditor shall have withdrawn its audit opinion with respect to any audited financial statements that are included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Group Companies for the applicable periods by the independent auditor of such financial statements, a nationally or internationally recognized accounting firm or other independent accounting firm reasonably acceptable to Parent and Merger Sub or (y) any of the Group Companies publicly indicates its intent to, or determines that it must, restate any financial statements or financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the applicable Group Company has announced that it has concluded that no restatement shall be required.  If at any time the Company shall reasonably believe that it has provided the Required Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such delivery of such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three (3) Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which portion of the Required

Information the Company has not delivered), following which the Marketing Period will commence as soon as the Company delivers to Parent such specified portion of the Required Information.

“Material Lease” means (i) any Lease that constitutes the main Lease for the campus of a Company School, (ii) any Lease pursuant to which a Group Company as tenant is obligated to make rental payments in excess of US$3,000,000 in any given year or (iii) any Lease that is otherwise material to the operations of the Group Companies, taken as a whole.

“Material Subsidiaries” means the list of Group Companies set out in Section 3.01(b) of the Company Disclosure Schedule.

“PE Shares” means 69,613,389 Shares held by Premier Education or its transferee (including Parent).

“Permitted Encumbrances” shall mean: (i) Taxes, assessments and other governmental levies, fees or charges imposed with respect to the relevant property or asset which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with IFRS, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to the relevant property or asset incurred in the ordinary course of business for amounts which are not due and payable at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of the relevant real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to the relevant real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon and (v) licenses and other agreements relating to Intellectual Property entered into in the ordinary course of business.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Required Information” means, with respect to the Company and its Subsidiaries, (a) on a consolidated basis, audited combined balance sheets for the fiscal years ended August 31, 2016, 2015 and 2014, and related audited combined statements of cash flows, stockholders’ equity and comprehensive income (loss) (Parent and Merger Sub hereby acknowledge receipt of the financial statements described in this clause (a)), (b) on a consolidated basis, unaudited combined balance sheets and related unaudited combined statements of cash flows, stockholders’ equity and comprehensive income (loss) for each subsequent fiscal quarter after the most recent balance sheet provided in clause (a) above that is ended at least 60 days before the Closing Date (Parent and Merger Sub hereby acknowledge receipt of the financial statements described in this clause (b) in respect of the period ending November 30, 2016) and (c) information reasonably requested by Parent or Merger Sub to prepare (i) a pro forma combined balance sheet and (ii) pro forma EBITDA of the Company and its Subsidiaries (including aggregate operational savings and adjustments in connection with certain recent, probable and pending acquisitions) prepared after giving effect to the Transactions (in each case, which need not be prepared in compliance with Regulations S-X of the Securities Act of 1933, as amended, or include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)).

“Requisite Regulatory Approvals” means (i) the expiration or termination of any applicable waiting period in relation to the Merger under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and (ii) making of any merger control notifications or filings required in relation to the Merger with the European Commission and the Competition Commission of Switzerland, and the related clearance or expiration or termination of applicable waiting periods (without a decision) in relation thereto.

“Share Incentive Plan” means the Nord Anglia Education, Inc. 2014 Equity Incentive Award Plan and all amendments and modifications thereto.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (ii) databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, and (iv) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products, in each case, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Sponsors” means Baring and CPPIB.

“Subsidiary” means, with respect to any party, any person (x) of which such party or any other Subsidiary of such party is a general or managing partner, (y) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (z) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with IFRS; provided, that with respect to the Company, in addition to the foregoing persons, each entity listed on Section 3.01(b) of the Company Disclosure Schedule shall be deemed a Subsidiary of the Company.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.04, that would result in any person or “group” (as defined under Section 13(d) of the Exchange Act) (or its or their shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the Company Board has determined in its good faith judgment, upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than Premier Education) from a financial point of view than the Transactions; provided, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than any member of the Parent Group or any of its Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, trade dress, trade names, and corporate names, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.10
Agreement	Preamble

Defined Term	Location of Definition

Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(a)
Alternative Financing Documents	Section 6.07(a)
Arbitrator	Section 9.09(b)
Award Holder	Section 2.02(b)
Bach Manco	Section 2.02(a)
Bankruptcy and Equity Exception	Section 3.04(a)
Benefits Continuation Period	Section 6.17(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Section 1.01
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)(i)
Company Intellectual Property	Section 3.13(a)
Company Recommendation	Section 3.04(b)
Company Representative	Section 3.06(c)
Company SEC Reports	Section 3.07(a)
Conditional Vesting Notice	Section 2.02(b)
Continuing Employees	Section 6.17(a)
Damages	Section 6.05(c)
Debt Commitment Letters	Section 4.05(a)
Debt Financing	Section 4.05(a)
Definitive Debt Documents	Section 6.07(c)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.17
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
External Financing	Section 4.05(a)
Exchange Ratio	Section 2.02(c)
External Financing Commitments	Section 4.05(a)
Financial Advisor	Section 3.23
Fee Letters	Section 4.05(a)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
Go-Shop Period End Date	Section 6.04(a)
Governmental Antitrust Entity	Section 6.08(c)(i)
Governmental Authority	Section 3.05(b)
Guarantee	Recitals

Defined Term	Location of Definition

Guarantees	Recitals
Guarantor	Recitals
HKIAC	Section 9.09(b)
Holdco	Section 4.04(a)
IFRS	Section 3.07(b)
Improvements	Section 3.12(c)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
New Subsidiaries	Section 5.01(a)
Notice of Superior Proposal	Section 6.04(d)
NYSE	Section 3.05(b)
OFAC	Section 3.06(e)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(f)(i)
Parent Plans	Section 6.17(b)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per Share Merger Consideration	Section 2.01(a)
Permitted Transactions	Section 5.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Preferred Equity Commitment Letter	Section 4.05(a)
Preferred Equity Financing	Section 4.05(a)
Premier Education	Recitals
Proxy Statement	Section 6.01
Qualified Person	Section 3.16(a)(xii)
Record Date	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.07(c)
Requisite Company Vote	Section 3.04(a)
Rollover Award	Section 2.02(a)
Rules	Section 9.09(b)
SAFE	Section 3.06(a)
SAT	Section 3.06(a)
Schedule 13E-3	Section 6.01(a)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Share Sale and Support Agreement	Recitals

Defined Term	Location of Definition

Shares	Section 2.01(a)
Superior Proposal Notice Period	Section 6.04(d)
Surviving Company	Section 1.01
Takeover Statute	Section 3.21
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Unvested Awards	Section 2.02(a)
Vesting Award	Section 2.02(a)

Section 9.04.                          Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05.                          Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06.                          Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (a) any Affiliate of Parent or (b) the Debt Financing and/or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and/or Alternative Financing); provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07.                          Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares or holders of Company Options, Company RSs or Company RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08.                          Specific Performance.

(a)                                 Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)                                 Notwithstanding the foregoing, the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the External Financing (or, if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing in accordance with the terms thereof, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Equity Financing and External Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent and/or Merger Sub to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the External Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing).

(c)                                  Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (A) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (B) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d)                                 This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Documents (including the expiration or termination provisions thereof).

Section 9.09.                          Governing Law; Dispute Resolution.

(a)                                 This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of the Shares, the rights provided for in Section

238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)                                 Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10.                          Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by or on behalf of the Special Committee; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11.                          Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12.                          Counterparts.

This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13.                          Financing Provisions.

Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources, officers, directors, employees, agents, advisors and representatives involved in the financing contemplated by the External Financing Commitments) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the External Financing Commitments or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan of the City of New York; (ii) agrees that, except as specifically set forth in the External Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the External Financing Commitments or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York; (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the External Financing Commitments or the performance thereof or the financings contemplated thereby, (iv) agrees that no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any of the parties hereto, in their capacities as parties to this Agreement, for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the External Financing Commitments or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise, and (v) agrees that the Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this provision.  Nothing contained herein shall in any way limit or modify the rights and obligations of Merger Sub, the Parent or the Financing Sources set forth under the External Financing Commitments.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

NORD ANGLIA EDUCATION, INC.

By:	/s/ Andrew Fitzmaurice
Name:	Andrew Fitzmaurice
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

BACH FINANCE LIMITED

By:	/s/ Tariq Syed Usman
Name:	Tariq Syed Usman
Title:	Director

BACH ACQUISITIONS LIMITED

By:	/s/ Tariq Syed Usman
Name:	Tariq Syed Usman
Title:	Director

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on          2017.

BETWEEN

(1)                                 [insert name of Merger Sub], an exempted company incorporated under the laws of the Cayman Islands on [•], with its registered office situated at [the offices of] [•] (“Merger Sub”); and

(2)                                 [insert name of the Company], an exempted company incorporated under the Laws of the Cayman Islands on 14 December 2011, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and, together Merger Sub, the “Constituent Companies”).

WHEREAS

(a)                                 Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [•] among [insert name of Parent], Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2016 Revision) (the “Companies Law”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)                                 This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)                                  Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

IT IS AGREED

CONSTITUENT COMPANIES

1.                                      The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.                                      The surviving company (as defined in the Companies Law) is the Surviving Company and its name shall be [insert the name of the Company].

REGISTERED OFFICE

3.              The registered office of the Surviving Company is at the offices of [•] and the registered office of the Merger Sub is at the offices of [•].

AUTHORISED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub will be US$[•] divided into [•] Class A ordinary shares, par value US$[•] per share, of which [•] shares are in issue, and [•] Class B ordinary shares, par value US$[•] per share, of which [•] shares are in issue.

5.                                      Immediately prior to the Effective Time the authorized share capital of the Company will be US$20,000,000 divided into 2,000,000,000 ordinary shares, par value US$0.01 per share, of which [insert number] ordinary shares are in issue.

6.                                      The authorized share capital of the Surviving Company shall be US$[•] divided into [•] Class A ordinary shares, par value US$[•] per share, and [•] Class B ordinary shares, par value US$[•] per share.

7.                                      On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)                                 Each ordinary share, par value US$0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)                                 Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled without payment of any consideration or distribution therefor.

(c)                                  Each of the Dissenting Shares shall be cancelled in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

(d)                                 Each Class A ordinary share, par value US$[•] per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable Class A ordinary share, par value US$[•] per share, of the Surviving Company, and each Class B ordinary share, par value US$[•] per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable Class B ordinary share, par value US$[•] per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

8.                                      At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.              The Merger shall take effect on [•] (the “Effective Time”).

PROPERTY

10.                               At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.                               The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.                               There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.                               The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14.                               (a) Merger Sub has entered into a [•] dated [•] in favour of [•] pursuant to which a fixed and/or floating security interest has been created and the consent of [•] to the Merger has been obtained. Merger Sub has no other secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.                               This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.                               This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

17.                               This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.                               This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.                               This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of [insert name of Merger Sub]:

[Name]
Director

For and on behalf of [insert name of the Company]:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)